Exhibit 99b

                      Financial Information


          The unaudited summary financial data set forth below should be read in conjunction with the Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Quarterly Report on Form 10-Q for the period ended September 10, 1994 of Holding.

          The projected 1994 financial information represents actual operating data for the 44 weeks ended November 5, 1994 and projected performance for the 8 weeks ending December 31, 1994, without, in each case, giving effect to the Transaction. The adjusted projected 1994 financial information was prepared by Homeland to illustrate the estimated effects of the Transaction and certain related transactions as if the Transaction and related transactions had occurred as of January 2, 1994.

          The financial information set forth below (including the projected 1994 financial information) has been prepared by Homeland to present the effects of the Transaction and related transactions, but is not factual and should not be relied upon as being representative of future results. The estimates and assumptions underlying such information are inherently uncertain, being based upon events that have not taken place, are subject to economic, competitive and other uncertainties and contingencies beyond Homeland's control and involve judgments based upon past performance and industry trends which may not necessarily be indicative of future performance or trends. Consequently, there may be no assurance that (a) the assumptions underlying such information will prove correct, (b) the results reflected in such information can be realized, or (c) the actual results will not be higher or lower than those projected. However, Homeland believes that the basis for such information is reasonable, taking into account the purpose for which it has been prepared.

          The financial information set forth below was not prepared with a view towards public disclosure or compliance with the published guidelines of the Securities and Exchange Commission or the American Institute of Certified Public Accountants or generally accepted accounting principles. The independent auditors of Homeland have not examined, reviewed or compiled such information and, accordingly, do not express an opinion or any other form of assurance on it.

          Homeland does not intend to update or otherwise revise the financial information set forth below to reflect circumstances existing after the date hereof or to reflect the occurrence of unanticipated events, even in the event any or all of the underlying assumptions are shown to be in error. Furthermore, Homeland does not intend to update or revise such information to reflect changes in general economic or industry conditions. However, upon the consummation of the Transaction, Homeland intends to file a Current Report on Form 8-K that would include the information required by Items (2) and (7) of Form 8-K.

              HOMELAND HOLDING CORPORATION AND SUBSIDIARY

                   UNAUDITED SUMMARY FINANCIAL DATA

               For the 52 Weeks Ending December 31, 1994

                            (In thousands)

                                                          Adjusted
                                        Projected        Projected
                                      Dec. 31, 1994    Dec. 31, 1994
                                           (1)
Summary Income Statement

     Sales                              $ 779,230       $ 527,404  (3)
     Gross Profit                         199,431         140,595  (3)
     Selling and Administrative           188,117         128,846  (4)
     Earnings before Interest and Taxes    11,314          11,749
     Depreciation, Amortization and
       Non-cash Items                      19,058          11,393  (5)
     EBITDA                                30,372          23,142
     Interest Expense                      18,135          11,504  (7)
     Cash Capital Expenditures              6,200           5,000  (8)

Summary Capitalization

     Notes Payable                       $    750        $    750
     Floating Senior Notes-Series A        12,000           7,997
     Floating Senior Notes-Series D        33,000          21,993
     11.75% Senior Notes-Series C          75,000          49,984
     Revolving Credit Loans                35,000          23,326
     Capital Leases                        17,757           8,612
     Total Debt                           173,507         112,662  (6)

     Equity                                32,443 (2)      16,483  (9)

     Book Capitalization                 $205,950        $129,145

Summary Coverage Rating

     EBITDA/Interest                         1.67           2.01

     EBITDA-CapEx/Interest                   1.33           1.58

     Debt/EBITDA                             5.71           4.87





               The accompanying notes are an integral part
                     of this summary financial data.

              HOMELAND HOLDING CORPORATION AND SUBSIDIARY

          NOTES TO UNAUDITED PROJECTED SUMMARY FINANCIAL DATA


1.   Projected 1994:

     The projected 1994 financial information represents actual operating data for the 44 weeks ended November 5, 1994 and projected performance for the 8 weeks ending December 31, 1994 without, in each case, giving effect to the Transaction or to the closing of certain stores. The balance shown for the Revolving Credit Loans includes outstanding letters of credit of $9.5 million.

2.   Projected Equity:

     Reflects the early adoption of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" during the fourth quarter of fiscal 1994. The impact of adoption has resulted in a one-time charge against equity of $1.9 million.

3.   Sales and Gross Profit:

     Net sales and gross profit represents actual operating data for the 44 weeks ended November 5, 1994 and projected performance for the 8 weeks ending December 31, 1994 for the continuing stores. Gross profit has been impacted by the following:

     (a) A reduction by 0.5% to reflect the anticipated initial increase in inventory costs during the Company's transition to AWG's purchasing programs and procedures. Management believes that the impact of the transition will be reduced over time.

     (b) An increase by 1.0% to reflect the purchase rebates offered pursuant to the Transaction as set forth in the Letter of Intent.

4.   Selling and Administrative:

     Includes management's estimates of certain anticipated corporate cost reductions, such as reduced headcount and other administrative expenses, likely to arise from the Transaction. The adjusted projected results also give effect to the estimated cost impact of senior ranking union employees employed in the stores to be sold to AWG or closed, replacing junior union employees in the continuing stores as provided for in the United Food and Commercial Workers of North America collective bargaining agreement.

5.   Depreciation, Amortization and Non-Cash Items:

     Includes certain anticipated corporate asset disposals resulting from the Transaction.
              HOMELAND HOLDING CORPORATION AND SUBSIDIARY

          NOTES TO UNAUDITED PROJECTED SUMMARY FINANCIAL DATA


6.   Debt:

     Debt repayments are based on an estimate of the net cash proceeds to be received from the Transaction and sale of certain assets relating to closed stores allocated on a pro rata basis to the projected outstanding debt as of December 31, 1994. The effect of such pro rata allocation of proceeds may not be consistent with the requirements set forth under the Company's Revolving Credit Agreement and Senior Note Indenture. Capital leases are reduced by $9.1 million resulting from the assumption of some leases and the termination of others in conjunction with the Transaction and closing of certain stores.

7.   Interest Expense:

     Interest expense for the year is estimated based on the rates in effect during fiscal 1994 applied to the outstanding debt during the fiscal year assuming the estimated pro rata debt repayments described in Note 6 above were made as of January 2, 1994.

8.   Cash Capital Expenditures:

     Represents projected cash capital expenditures to be incurred during fiscal 1995 for the continuing stores.

9.   Adjusted Projected Equity:

     Represents the impact of the Transaction on equity and includes the following:

     (a)  Estimated net book loss resulting from the Transaction.

     (b)  Estimated net loss resulting from closing certain stores.

     (c) Estimated costs of debt restructuring and other Transaction related expenses.